

SECURIT 06002162 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER

8- 37689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____05/01/04____ AND ENDING ____04/30/05____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

306 West Seventh Street, Suite 505
                                  (No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jim G. Rhodes__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rhodes Securities, Inc.__ ,as of __April 30__ , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

SANDRA T MASEK
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-15-2008

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2005

RHODES SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
June 8, 2005, except for
Note 8, as to which the
date is November 23, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2005

ASSETS

Cash and cash equivalents	$	113,939
Cash held for the exclusive benefit of customers		21
Receivable from brokers and dealers		234,079
Property and equipment, at cost, net		
of accumulated depreciation of $19,300		1,689
Securities owned, not readily marketable		6,800
Notes receivable-stockholder		34,006
Other assets		19,091
	$	409,625

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	237,289
Income taxes payable		1,946
		239,235

Stockholders' Equity

Preferred stock, no par value, 5,000,000 shares
authorized, no shares of Series 1 issued or
outstanding. Redeemable at discretion of Company for
$1 per share; dividends paid at discretion of Board
of Directors — --

Common stock, no par value, 10,000,000 shares authorized,
99,000 shares issued, 95,000 shares outstanding, and
4,000 shares held in treasury — 21,000

Additional paid-in capital	33,100
Less: Treasury stock, at cost	(26,401)
Retained earnings	142,691
Total stockholders' equity	170,390
	$ 409,625

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2005

Revenues:

Commissions	$ 2,814,521
Investment advisory fees	456,901
Other	210,913
	3,482,335

Expenses:

Commissions paid registered representatives	2,621,237
Compensation of officers and employees	408,321
Commissions and clearance paid all other brokers	209,623
Communications	44,088
Occupancy and equipment costs	42,194
Promotional costs	19,017
Losses in error account and bad debts	1,113
Regulatory fees and expenses	32,764
Other	93,219
	3,471,576

Net income before income taxes	10,759
Provision for income taxes	6,221
Net income	$ 4,538

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2004	$ --	$ 21,000	$ 33,100	$ (26,401)	$ 138,153	$ 165,852
Net income					4,538	4,538
Balance, April 30, 2005	$ --	$ 21,000	$ 33,100	$ (26,401)	$ 142,691	$ 170,390

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended April 30, 2005

Balance, April 30, 2004	$	--
Additions		--
Retirements		--
Balance, April 30, 2005	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2005

Cash flows from operating activities

Net income	$	4,538
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		1,630
Changes in operating assets and liabilities:		
Decrease in cash held for exclusive benefit of customers		1,676
Decrease in receivable from brokers and dealers		16,425
Increase in other assets		(6,240)
Increase in accounts payable and accrued expenses		709
Decrease in payable to broker/dealers		(6,653)
Decrease in income taxes payable		(4,425)
Net cash provided by operating activities		7,660

Cash flows from investing activities

Collection of loans to stockholder		59,000
Loans to stockholder		(33,255)
Net cash provided by investing activities		25,745

Cash flows from financing activities   --

Net increase in cash and cash equivalents		33,405
Beginning cash and cash equivalents		80,534
Ending cash and cash equivalents	$	113,939

Supplemental Disclosures

Cash paid for:		
Income taxes	$	14,661

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2005

Note 1 -   Summary of Significant Accounting Policies

Rhodes Securities, Inc. ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using straight-line and accelerated methods over estimated useful lives of 5 to 7 years for furniture and office equipment and 31 years for leasehold improvements.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for Federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At April 30, 2005, the Company had net capital of approximately $104,566 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.29 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4- Concentration Risk

The Company maintained cash balances in excess of federally insured limits of $100,000 at various times during the year ended April 30, 2005.

Note 5- Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $14,000 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $33,389 for the year ended April 30, 2005.

Note 6 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2005.

Note 6 -   Commitments and Contingencies, continued

The Company leases office space on a month to month basis. The lease calls for base rent plus utilities and can be adjusted for increases in building operating expenses. Rental expense for the year ended April 30, 2005 aggregated $13,725.

Note 7 -   Related Party Transactions

The Company has notes receivable from a stockholder with balances aggregating $34,006 at April 30, 2005. The notes are due on demand, bear interest between 1.46% and 2.92% per annum and are unsecured. Interest income from stockholder notes aggregated $1,221 in 2005.

Note 8 -   Subsequent Discovery of Errors Existing at the Balance Sheet Date

On or about November 23, 2005, the Company concluded that its April 30, 2005 financial statements contained various errors and misclassifications. The aggregate effect of these errors was a $43,643 reduction of net income for the year ended April 30, 2005. The errors resulted in a $57,871 overstatement of receivables from brokers and dealers, less a reduction for related income taxes of $15,077, plus other items aggregating $849. Also, there were reclassification corrections to various income and expense accounts. An analysis of these error corrections follows:

	As corrected	As originally stated	Change
Assets			
Receivable from brokers and dealers	$234,079	291,950	(57,871)
Property and equipment, net	1,689	2,307	(618)
Other assets	19,091	15,013	4,078
Total assets	409,625	464,035	(54,410)
Liabilities			
Accounts payable and accrued liabilities	237,289	236,994	295
Income taxes payable	1,946	13,008	(11,062)
Total liabilities	239,235	250,002	(10,767)
Stockholders' equity			
Retained earnings	142,691	186,334	(43,643)
Total liabilities and stockholders' equity	409,625	464,035	(54,410)

Note 8 -   Subsequent Discovery of Facts Existing at the Balance Sheet Date, continued

	As corrected	As originally stated	Change
Revenues			
Commissions	$2,814,521	$3,042,669	$(228,148)
Investment advisory fees	456,901	262,510	194,391
Other	210,913	201,654	9,259
Total revenues	3,482,335	3,506,833	(24,498)
Expenses			
Commissions paid registered representatives	2,624,643	2,612,407	12,236
Compensation of officers and employees	408,321	401,935	6,386
Commissions and clearance paid all other brokers	209,623	213,571	(3,948)
Communications	44,088	56,976	(12,888)
Occupancy and equipment costs	42,194	14,353	27,841
Promotional costs	15,611	18,268	(2,657)
Losses in error account and bad debts	1,113	3,574	(2,461)
Regulatory fees and expenses	32,764	21,513	11,251
Other	93,219	94,757	(1,538)
Net income before income taxes	10,759	69,479	(58,720)
Provision for income taxes	6,221	21,298	(15,077)
Net income	4,538	48,181	(43,643)

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

as of

April 30, 2005

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2005

Computation of Net Capital

Total ownership equity qualified for net capital		$ 170,390
Deductions and/or charges		
Non-allowable assets:		
Cash held for the exclusive benefit of customers	$ 21	
Property and equipment	1,689	
Securities owned, not readily marketable	6,800	
Notes receivable-stockholder	34,006	
Other assets	19,091	(61,607)
Other deductions and/or charges		
Excess deductible on fidelity bond		(4,000)
Net capital before haircuts on securities positions		104,783
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		(217)
Net capital		$ 104,566

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 237,289
Income taxes payable	1,946
Total aggregate indebtedness	$ 239,235

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	15,957
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	50,000
Net capital in excess of minimum required	$	54,566
Excess net capital at 1000%	$	80,643
Ratio: Aggregate indebtedness to net capital	2.29	to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital under Rule 15c3- from the Company's computation:

Net capital per the Company's FOCUS IIA, as amended, April 30, 2005	$	151,670
Decrease in receivables from brokers and dealers		(57,871)
Decrease in income taxes payable		11,062
Other		(295)
Net capital per report pursuant to Rule 17a-5(d), as restated, April 30, 2005	$	104,566

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2005

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

    Company's clearing firm: First Clearing Corp.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2005



INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Rhodes Securities, Inc. (the "Company"), for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
June 8, 2005

In addition, to the best of our knowledge and belief, no events have occurred subsequent to April 30, 2005 that would require any further adjustments to, or disclosure in, the aforementioned financial statements as of the date of this letter.

We believe that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. For purposes of this representation, we consider items to be material, regardless of their size, if they involve the misstatement or omission of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Effect - Increase or (Decrease)

DESCRIPTION	ASSETS	LIABILITIES	EQUITY	REVENUE	EXPENSES
CURRENT YEAR MISSTATEMENTS					
Commissions receivable and payable	$ (39,351)	$ 34,432	$ (4,919)	$ (39,351)	$ 34,432
Reclassification of stockholder note	(22,172)	--	(22,172)	--	--
TOTAL PRETAX EFFECT	$ (61,523)	$ 34,432	$ (27,091)	$ (39,351)	$ 34,432

If you have any questions regarding this matter, feel free to contact me any time during normal business hours at 817-334-0455.

Yours very truly,

Sandra T. Masek Ray
Executive Vice-President/Chief Compliance Officer

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